UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Global Ship Lease Services Limited 25 Wilton Road London SW1V 1LW United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K (this "Report") as Exhibit 3.1 is a copy of the Certificate of Amendment to the Certificate of Designation for the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the "Series B Preferred Shares") of Global Ship Lease, Inc. (the "Company"), filed with the Registrar of Corporations for the Republic of the Marshall Islands on December 9, 2019, increasing the number of authorized Series B Preferred Shares to 44,000.
Attached to this Report as Exhibit 99.1 is a copy of the press release issued by the Company on December 2, 2019, announcing that the Company has issued an additional $4.125 million aggregate principal amount of its Senior Unsecured Notes due 2024 (the "Notes") pursuant to the underwriters' exercise of their option to purchase additional Notes in full.
Attached to this Report as Exhibit 99.2 is a copy of the press release issued by the Company on December 5, 2019, announcing that the Company has declared a dividend of $0.546875 per depositary share, each share representing 1/100th interest in a share of the Company's Series B Preferred Shares.
Attached to this Report as Exhibit 99.3 is a copy of the press release issued by the Company on December 9, 2019, announcing the results of the Company's Annual Mandatory Offer.
The information contained in this Report is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-231509, 333-234343 and 333-235305).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: December 10, 2019	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer